SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 19, 2020

I. Date, Time and Place: February 19, 2020, at 12:00 p.m., at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (“Company”) at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Prédio 7, Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Call Notice and Attendance: Waived pursuant to article 19, paragraph 4, of the Company’s bylaws, due to the attendance of all members of the Company’s Board of Directors: Mr. Constantino de Oliveira Junior, Mr. Joaquim Constantino Neto, Mr. Ricardo Constantino, Ms. Anna Luiza Serwy Constantino, Mr. André Béla Jánszky, Mr. Antonio Kandir, Mr. Francis James Leahy Meaney and Mr. Germán Pasquale Quiroga Vilardo. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited me, Melissa Paula dos Santos Silva Sica, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) call for the Company’s Annual General and Extraordinary Shareholders’ Meeting; (ii) grant by the Company of a corporate guarantee of the obligations of Gol Linhas Aéreas S.A. (“GLA”), controlled by the Company, under: (ii.a) a certain Aircraft Lease Agreement entered into by GLA and BBAM Aircraft Leasing & Management (“BBAM”), in the amount of up to US$10,080,000; and (ii.b) certain Aircraft Sale-Leaseback Agreements entered into by GLA and Carlyle Aviation Management Limited (“Carlyle”), in the amount of up to US$136,110,000; and (iii) authorization for the officers of the Company to perform any and all acts, agreements and/or instruments and amendments, as necessary or convenient, including, but not limited to, the signing of all documents, related to item “iii” above. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the Company’s Board of Directors approved by unanimous vote: (i) call for the Company’s Annual General and Extraordinary Shareholders’ Meeting, to be held on April 16, 2020, which call notice will be published within the term set forth by law; (ii) execution by the Company of corporate guarantees of GLA’s obligations under: (ii.a) an Aircraft Lease Agreement between GLA and BBAM, in the amount of up to US$10,080,000, for one Boeing 737-700 aircraft, with the manufacturer serial number MSN 34295, equipped with two (CFM56-7B22) engines; and (ii.b) certain Aircraft Sale-Leaseback Agreements between GLA and Carlyle, in the amount of up to US136,110,000, for 11 aircraft, as follows: two Boeing 737-700 aircraft, with the manufacturer serial numbers MSN 37608 and MSN 37609; and nine Boeing 737-800 aircraft, with the manufacturer serial numbers MSN 35835; MSN 35836; MSN 35837; MSN 35838; MSN 35843; MSN 35844; MSN 35851; MSN 35852; and MSN 39618; and (iii) authorization for the officers of the Company to perform any and all acts, agreements and/or instruments and amendments, as necessary or convenient, including, but not limited to, the signing of all documents, related to item “iii” above. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary to draft these minutes. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior - Chairman; Melissa Paula dos Santos Silva Sica - Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney and Germán Pasquale Quiroga Vilardo. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, February 19, 2020

Constantino de Oliveira Junior Chairman	Melissa Paula dos Santos Silva Sica Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.